Montgomery Real Estate Service, Inc.
FKA Media Group South, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103

May 12, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Michael McTiernan
Special Counsel

Re:       Montgomery Real Estate Service, Inc.
Form 10, filed March 27, 2008
Amendment No. 1, filed May 1, 2008
File Number:  000-53146

Ladies and Gentlemen:

Thank you for your comment letter dated April 23, 2008 (the “Comment Letter”), with respect to the above-captioned Form 10.  We have filed Amendment No. 1 to Form 10 /A (the “Form 10 /A”) of Montgomery Real Estate Service, Inc. (“Montgomery”), which incorporates our responses to your comments, and this letter sets forth each of your comments with our responses below.

For your information, we have filed our revised Form 10 /A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

General Comments

1.	We note that you have not included a website. If applicable please disclose your website.

Response 1:	We do not currently have a website setup for our company.

2.
Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

Response 2:	We are aware of our responsibility to report and are prepared to fully comply.

3.
Please disclose when the offer and sale of the 30,356,200 shares was conducted, what exemption was relied upon for those sales, what price was paid for the shares, how you complied with that exemption, when the final sale was made pursuant to that exemption. Please revise the disclosure under Item 10 if appropriate.

Response 3:
The 30,356,200 shares were issued by the old management of Media Group South, Inc. more than three years ago. They were all issued pursuant to an exemption under Section 4(2) of the Securities Act of 1933, as amended. We have no knowledge of what the market purchase price was at the time of sale. When Media Group South, Inc. began operating as Montgomery Real Estate Service, Inc. all former officers and directors of the Media Group South, Inc. resigned. We have not been able to reach former management concerning this matter. Since all of the issuances were made more than three years ago we have not listed them in Item 10 and have no obligation to do so. This Form 10 information has been published in an effort to bring greater disclosure to our shareholders and we are not attempting to register shares. We respectfully request the commission’s guidance on how this information is relevant for the purposes of a Form 10.

We have updated Item 10 to reflect the issuance of preferred shares pursuant to the property acquisition on December 31, 2007.

4.
Please disclose the nature of your business since 2003. Refer to Item 101 of Regulation S-K. Please clarify whether the property was acquired in December 2007 or March 2008, as disclosed elsewhere in the prospectus.

Response 4:
From 2003 to 2007 we were a dormant company with no operations and revenues. We have made changes to the first paragraphs in Item 1 and Item 7 to disclose that we were dormant and clarify that although the transfer of property was made on December 31, 2007 the warranty deed was not executed until March of 2008.

5.
We note that your promoter Mr. Bennett has previously controlled a number of public companies all of which have ceased operations and merged with a private company. Please disclose whether your business plan contemplates a similar transaction.

Response 5:	We currently have no plans to cease operations or merge with a private company.

Cover Page of Registration Statement

6.
In exhibit 4.2, the name of the previous company is listed as Media Group South, Inc. However, on the cover page, the name of the previous company is listed as Media South Group, Inc. Please revise to provide the correct name. Please ensure that the correct name is provided throughout the registration statement.

Response 6:	Revised the entire document to provide the correct name “Media Group South, Inc.”

7.	Please revise the cover page to indicate that the address provided for the company is the address is for Lessard Property Management, Inc.

Response 7:	Changed the cover page to read as Media Group South, Inc. c/o Lessard Property Management, Inc.

Business

Introduction

8.	In this section, please clarify that the address and telephone number being provided are for Lessard Property Management, Inc.

Response 8: Changed the address to read “c/o Lessard Property Management, Inc.” and changed the phone to read “at Lessard Property Management, Inc.”

9.
In this section, you disclose that you are currently authorized to issue 175,000,000 shares of common stock. In exhibit 2, it states that you are currently authorized to issue 275,000,000 shares of common stock. In the articles of incorporation provided, it states that there are 100,000,000 shares authorized and there is no mention of preferred stock. Please revise or advise.

Response 9:	Revised to change the authorized number disclosed to 275,000,000 and attached the updated articles.

10.
In exhibit 2, you disclose that 14,000,000 preferred shares were issued to Front Street. You disclose that preferred shares are convertible on a one for ten conversion basis. In exhibit 2, it appears that the shares are convertible on a one for one basis. Please advise. Additionally, please disclose whether these preferred shares are still outstanding.

Response 10:  The shares are convertible on a one for ten basis and exhibit two appears to reflect that, please advise as to which section you are referring to.  Pursuant to the plan of exchange dated December 31, 2007 there are currently 1,400,000 shares of preferred stock issued and outstanding.  We have changed the “Common and Preferred Stock” section and Item 10 to reflect this issuance.

The Building at 472 Front Street

11.	Please explain the duties Lessard Property Management performs on behalf of the company.

Response 11:
We were unclear about whether the commission wants us to revise this disclosure. We referred readers to Exhibit 10.1 for a complete list of Lessard’s duties. Pursuant to the terms of the contract, Lessard Property Management, Inc. (the “Agent”) performs the following duties:

RENTALS.  The Agent will offer for rent and will use diligence to rent the dwelling units. Incident thereto, the following provisions will apply:

a   The Agent will take and process applications for rentals and maintain a current list of prospective tenants.

b.  The Agent will prepare all dwelling leases and rental agreements, and will execute the same in its name, identifying itself thereon as Agent for Owner.

c   The Agent will keep the books and accounts of the operation of the property in accordance with good accounting practices.

4.  COLLECTION OF RENTS AND OTHER RECEIPTS. The Agent will collect and deposit rents in accordance with the terms of each lease or rental agreement. All funds collected by the Agent shall be deposited by the Agent promptly in a bank account of the Agent in an institution whose deposits are insured by an agency of the United States of America; this account shall be used exclusively by the Agent for funds of Owners Management Account #171.

5.  ENFORCEMENT OF LEASES OR RENTAL AGREEMENTS. The Agent will take reasonable steps to secure full compliance of each tenant with the terms of his lease or rental agreement. The Agent will lawfully terminate any tenancy when, in the Agents judgment, sufficient cause (including, but not limited to, nonpayment of rent) for such termination occurs under the terms of the tenants lease or rental agreement For this purpose, the Agent is authorized to consult with legal counsel of its choice to bring actions for evictions and to execute notices to vacate and judicial pleading incident to such actions. Attorney's fees and other necessary costs incurred in connection with such action will be paid out of the Management Account as Project expenses of Owner. Notwithstanding anything herein to the contrary, the Agent shall have the power to terminate and accept termination of tenancies, settle, compromise and release claims against tenants; reinstate leases; give consents provided for in leases or rental agreements and take all lawful action to evict tenants.

Overview of our Market Area

12.
Please update the information contained in this section and throughout the registration statement. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response 12:
We updated the information contained in this section and throughout the registration statement to include relevant data for 2006 through 2008. We have also provided the supporting materials requested. None of the supporting materials were prepared specifically for us in connection with this offering.

Our Plan to Acquire other Rental Properties

13.
In this section, you indicate that you intend to purchase additional real estate in the next 12 months and utilize the proceeds from the resale of the properties and revenues to pay operating costs. Please address the impact of the current property market on your ability to flip a property within 12 months in a risk factor.

Response 13:	We have no plans to flip properties, out plan has been to purchase income producing properties, not to renovate and flip. Please advise if you would like us to add this to the risk factors.

14.
Please disclose how Mr. Bennett is related to you. Please clearly disclose here that there is not a written agreement in place with Mr. Bennett and that he has no obligation to provide additional funds.

Response 14: We disclosed our relationship with Mr. Bennett and the fact that there is not a written agreement in place with Mr. Bennett and that he has no obligation to provide additional funds.

Purchase Procedures

15.	In this section, you indicate that you determine market value through appraisals and comparable sales reports. Please disclose whether an appraisal was obtained for the Front Street property.

Response 15:
No appraisal was done for the Front Street Property because it was transferred for only $100. The appraisal would have cost more than the purchase price and would not have made economic sense. Since this is not in line with our typical purchase procedures we thought it might be misleading to include it in this section.

Our Financing Procedures

16.
In this section, you state: “We hope to leverage the property with a financial institution or private lender so that funds are available for additional purchases, based on using the property as collateral.”  In light of the fact that the property is already encumbered by two mortgages, please explain how you can leverage the property any further.

Response 16:	We are assuming we eventually pay down some of the mortgages on these properties. Made changes to this section to reflect this assumption.

Competitive Business Conditions

17.
Please provide updated information regarding the rental market and home builders market. Please provide support for this information and clearly mark the specific language in the supporting materials that supports each statement. Further, please provide us the supporting materials.

Response 17:	Updated information regarding the multifamily housing market has been included in our Form 10/A and supporting materials are being provided.

18.
It appears from your business description that you intend to purchase properties that have already been built. It is therefore unclear why you compare the ability of homebuilders to purchase and develop land to your ability to do this. Please revise or advise.

Response 18:
We consider homebuilders to be a good indicator of the overall health of the real estate industry because they are most sensitive to economic downturn. We wanted to hold ourselves to a higher standard. Please advise what the commission might consider to be a more appropriate comparison.

Risk Factors

19.
Please add a risk factor disclosing that no title examination was conducted on the Front Street property and address the potential impact this might have on you if it is ever determined that there is a cloud on the title.

Response 19:	Added the following risk factor:

WE HAVE NOT CONDUCTED AN INDEPENDENT TITLE EXAMINATION ON OUR CURRENT PROPERTY

We have not conducted an independent title examination on our property at 242 Front Street.  If in the future we discover a cloud on this title we could face costly litigation to resolve this cloud.  Furthermore, if we discover that someone else has better title to the property, we may be required to buy out that party or we could even lose ownership in the property all together.

20.
Please add a risk factor to address environmental risks that could arise with respect to your property or future properties you may purchase and address the impact on you if environmental problems are discovered.

Response 20:	Added the following risk factor:

ENVIRONMENTAL RISKS IN OWNING PROPERTY

In the event that we buy property and later uncover environmental problems on that property we could face costly litigation to clear up the environmental issues.  We could also be forced to pay for environmental clean up of the property or could even lose the property all together if it is determined that the environmental conditions are so bad that the property is uninhabitable.

21.	If applicable, please add a risk factor to address you potential liability to your renters and their guests in the event one of them is hurt on your property.

Response 21:	Added the following risk factor:

POTENTIAL LIABILITY TO OUR RENTERS IF THEIR GUESTS ARE HURT ON OUR PROPERTY

If our renters decide to have guests over and an accident occurs, it is possible that our renters could be sued.  In the event that our renters are underinsured it is possible they will be forced into bankruptcy or be forced to move out of our property.  If this occurs we could see a disruption in rental revenues and our business could suffer as a result.

Our Management may have possible conflicts…

22.
Please provide additional disclosure regarding the property transfer by Mr. Bennett, including the sales price, how it was negotiated and Mr. Bennett’s holding period prior to sale. Please provide similar disclosure in the conflicts section.

Response 22:
Mr. Bennett, as Trustee of Northeast Nominee Trust, purchased the Front Street property from James L. and Ann T. Domingos for $260,000. Mr. Bennett negotiated the purchase price through a real estate broker when he decided to make an offer on the property. The property was held in the name of Northeast Nominee Trust until March 12, 2008, when it was transferred to Front Street First Corporation, a wholly owned subsidiary of Montgomery Real Estate Service, by Warranty Deed for consideration of $100 paid.

We have incurred losses from operations…

23.	Please expand your disclosure under this risk factor to address the money you owe with respect to the two mortgages on the Front Street property.

Response 23: We expanded our disclosure under this risk factor to address the money we owe with respect to the two mortgages on the Front Street property

Financial Information

24.
Please provide introductory disclosure that clarifies whether the financial information presented reflects your company and its predecessors or the property-holding subsidiary prior to your acquisition.

Response 24: We disclosed the fact that the financial information presented reflects that of the property-holding subsidiary prior to our acquisition.

Results of Operations

25.	Please provide additional detail regarding the bad debt expense.

Response 25: We added disclosure that discusses the tenants who did not pay and the accounts receivable were in excess of 120 days and deemed uncollectible.

Properties

26.	Please explain why the address provided for the company in this section is different from the address provided on the cover.

Response 26: That language was provided in error. It was removed.

Securities Ownership of Certain Beneficial Owners and Management

27.
In this section, you indicate that Mr. Bennett does not own any shares; however, under the section, “Promoters and Control Persons,” you indicate that he is a control person by virtue of his share ownership, both directly and indirectly as a trustee of North East.  Please clarify whether Mr. Bennett directly owns any shares.

Response 27: Mr. Bennett does not own any shares, we have eliminated the language from the Promoters and Control Persons section.

28.
Please disclose whether Mr. Bennett owned all of the shares of Front Street First Corporation that were exchanged for the shares of Montgomery. If there are additional shareholders of Front Street First that received shares in this transaction, please disclose the exemption relied upon when shares of Front Street were originally sold to these other shareholders. Please disclose when the sales were conducted, what price was paid for the shares, how you complied with that exemption and when the final sale was made pursuant to that exemption.

Response 28: Mr. Bennett did not own any of the shares of Front Street First Corporation. No additional shareholders received shares in this transaction.

Directors and Executive Officers

29.	Please disclose in this section that Mr. Bennett is the controlling shareholder and therefore will elect your directors and officers.

Response 29:	Mr. Bennett is not the controlling shareholder of the Company. Please advise.

30.
In reviewing the Nevada Secretary of State’s website, it appears that Mr. Bennett acts as an officer or director for several companies that are not listed in the discussion of his experience.  Please revise or advise.

Response 30:	We are not aware of which companies you are referring to, please specify which companies you are interested in and we would be happy to provide any information we have to you.

31.	Please clarify whether Mr. Bennett continues to be employed by Axiom III.

Response 31:	Revised to clarify that Mr. Bennett is no longer employed by Axiom III, Inc. in any capacity.

Certain Relationships and Related Transactions

32.	Please clarify that Mr. Bennett as the sole member of the board may approve all material related party transactions, including transactions in which he is a party.

Response 32:	Pursuant to Nevada Law we do not believe this would be the case, please advise.

Voting Rights

33.	Please disclose in this section that Mr. Bennett currently controls more than fifty percent of the total voting rights and can elect all of your directors.

Response 33: Mr. Bennett is not a shareholder of the company and has no control over the election of directors.

Financial Statements

Independent Auditors’ Report

34.	Please revise your auditor’s report to include the city and state from which your auditor issued their report. Please refer to Rule 2-02 of Regulation S-X.

Response 34: The auditor’s report was revised to include the city and state from which they issued their report.

35.	Please have your auditor revise their report so that it is addressed appropriately to the Board of Directors and Stockholders of the Registrant as opposed to the Registrant’s predecessor.

Response 35: The auditor revised their report so that it properly addresses the Board of Directors and Stockholders of the Registrant as opposed to the Registrant’s predecessor.

Note A – Summary of Significant Accounting Policies

Business Activity

36.
Please help us to better understand the merger transaction between Front Street First Corp and Montgomery Real Estate Service, Inc. on December 31, 2007. In your response, tell us what consideration, if any, Montgomery Real Estate Service, Inc. paid to obtain all of the common stock of Front Street First Corp and to whom such consideration was paid. Additionally, please address how you have accounted for this merger transaction (e.g., as a business combination at fair value or as a merger of entities under common control) and whether the basis of assets and liabilities transferred to Montgomery Real Estate Service, Inc. were accounted for at carrying value or fair value in the merger.

Response 36: We included two paragraphs in Note A to disclose how the transaction was accounted for.

Impairment of Long-Lived Assets

37.	Please update your disclosure for policies related to impairment of long-lived assets as SFAS 121 has been superseded by SFAS 144.

Response 37: We updated our footnote disclosure for policies related to impairment of long-lived assets as governed by SFAS 144

Note D – Going Concern

38.
We note your disclosure which indicates that management believes that it is taking actions which will provide the means for the Registrant to continue as a going concern. This disclosure does not appear to be consistent with the disclosures made on pages 4 and 8 of your filing which indicates that if revenues are not sufficient that you will rely principally on capital infusions from Duane Bennett. Please advise and revise your filing, as appropriate.

Response 38: We removed disclosure concerning Mr. Bennett and replaced it with verbiage taken directly out of our financial statement footnotes so as to be consistent.

Note G – Notes Payable

39.	Please revise your long term debt maturities table to reconcile to the total amount outstanding mortgage amount as of December 31, 2007.

Response 39: We revise our long term debt maturities table to reconcile to the total amount outstanding mortgage amount as of December 31, 2007.

Exhibits

40.
Please ensure that you provide all exhibits required by Item 601 of Regulation S-K. In addition, please advise us why you have not filed the merger agreement between Montgomery Real Estate Services, Inc. and Media Group South, Inc.

Response 40: In this amended filing, we included as exhibit 10.6 the stock purchase agreement between Duane Bennett and Media Group South, Inc. that we mistakenly omitted in the last submission. There was no merger agreement.

41.
Please provide the amended articles of incorporation reflecting the name change and change in business from Media Group South to Montgomery Real Estate Services. Additionally, please provide the amended articles of incorporation reflecting the change in the authorized common shares and the creation of the preferred class of authorized shares.

Response 41: In this amended filing, we included as exhibit 10.7 the Certificate of Amendment for our name change, increase in common shares and creation of preferred shares.

42.	Please provide the amended bylaws of the corporation reflecting the name change and change in business from Media Group South to Montgomery Real Estate Services.

Response 42: In this amended filing, we included as exhibit 10.8 the amended bylaws of the corporation reflecting the name change and change in business from Media Group South to Montgomery Real Estate Services.

43.
You disclose that Mr. Bennett transferred the Front Street property to Montgomery and that Montgomery is now obligated on two mortgages. The mortgages provided as an exhibit do not reflect this. Please advise.

Response 43: In this amended filing, we included as exhibit 10.9 the Assumption Agreement that obligates us under the mortgages.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Duane Bennett
Duane Bennett